UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Amendment No. 1)*
THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian III BDC, L.L.C.
(Name of Issuer)

Units of LLC Interest
(Title of Class of Securities)

N/A
(CUSIP Number)

GHL Investments Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Spyros Episkopou
+1 (357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
GHL Investments Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,200,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,200,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
C.K. Limited*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,200,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14.	TYPE OF REPORTING PERSON

CO

*C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the “Trusts”). The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and GHL Investments Limited. As such, C.K. Limited may be deemed to beneficially own the Units of LLC Interest that are beneficially owned by Greenwich Holdings Limited and GHL Investments Limited.

CUSIP No.	N/A

1.	NAME OF REPORTING PERSONS
John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,200,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,200,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14.	TYPE OF REPORTING PERSON

IN

*Mr. Fredriksen may be deemed to beneficially own 4,200,000 Units of LLC Interest through his indirect influence over GHL Investments Limited and Greenwich Holdings Limited, the shares of which are indirectly held in the Trusts. The Trusts indirectly hold all of the shares of Greenwich Holdings Limited and GHL Investments Limited. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of any Units of LLC Interest beneficially owned by GHL Investments Limited and Greenwich Holdings Limited, except to the extent of his voting and dispositive interests in such Units of LLC Interest. Mr. Fredriksen has no pecuniary interest in the Units of LLC Interest beneficially owned by GHL Investments Limited and Greenwich Holdings Limited.

CUSIP No.	N/A

Explanatory Note:
This Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on September 16, 2019 (the “Schedule 13D”) relates to the Units of LLC Interest of New Mountain Guardian III BDC, L.L.C. (the “Issuer”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.

There are no material changes to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed on behalf of the following:

(i)          GHL Investments Limited, a Cyprus company (“GHL Investments”);

(ii)         Greenwich Holdings Limited, a Cyprus company (“Greenwich Holdings”);

(iii)        C.K. Limited, a Jersey company; and

(iv)         John Fredriksen (“Mr. Fredriksen”), a citizen of Cyprus.

GHL Investments, Greenwich Holdings, C.K. Limited and Mr. Fredriksen are collectively referred to as the “Reporting Persons.” Greenwich Holdings is the sole shareholder of GHL Investments. The shares of GHL Investments and Greenwich Holdings are indirectly held in the Trusts, the beneficiaries of which are certain members of Mr. Fredriksen’s family. C.K. Limited indirectly controls GHL Investments and Greenwich Holdings and is the Trustee of the Trusts.

(a., b., c. and f.)
 (i) The address of GHL Investments’ principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of GHL Investments is acting as an investment holding company. The name, citizenship, present principal occupation of GHL Investments’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. GHL Investments does not have any executive officers.

	Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

	Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

	Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(ii) The address of Greenwich Holdings’ principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Greenwich Holdings is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich Holdings’ directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510.
Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(iii) The address of C.K. Limited’s principal place of business is IFC 5, St. Helier, Jersey JE1 1SR. The principal business of C.K. Limited is acting as trustee of various trusts established by Mr. John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that indirectly hold all of the shares of Greenwich Holdings and GHL Investments. As a result of the foregoing, the total Units of LLC Interest reported as beneficially owned by GHL Investments is reported as beneficially owned by Mr. Fredriksen. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Spyros Episkopou	Director
Mr. Episkopou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Episkopou is a resident of Cyprus.

Eirini Santhi Theocharous	Alternate Director to Spyros Episkopou
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte’s principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Le Vesconte is a citizen of Jersey.
Lewis James Glyn Williams	Director	Mr. Williams principal business address is IFC 5, St. Helier, Jersey, JE1 1ST. Mr. Williams is a citizen of Jersey.

(iv) The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(d. and e.)
To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following:

The source of funds for the purchase of the 1,400,000 Units of LLC Interest acquired on May 5, 2020, and held in the account of GHL Investments was working capital of GHL Investments in the amount of $14,000,000. Additionally, the information contained in Item 6 below is incorporated herein by reference.

Item 4.	Purpose of Transaction.
There are no material changes to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a, b)
As of May 14, 2020, the Issuer reported 19,715,892 Units of LLC Interest outstanding. Based on the foregoing, as of the date of this filing:

GHL Investments may be deemed to be the beneficial owner of 4,200,000 Units of LLC Interest, constituting 21.3% of the Units of LLC Interest outstanding. GHL Investments has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 4,200,000 Units of LLC Interest. GHL Investments has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 4,200,000 Units of LLC Interest.

Greenwich Holdings, through GHL Investments, may be deemed to be the beneficial owner of 4,200,000 Units of LLC Interest, constituting 21.3% of the Units of LLC Interest outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 4,200,000 Units of LLC Interest. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 4,200,000 Units of LLC Interest.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 4,200,000 Units of LLC Interest, constituting 21.3% of the Units of LLC Interest outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Units of LLC Interest and the shared power to vote or to direct the vote of 4,200,000 Units of LLC Interest. C.K. Limited has the sole power to dispose or direct the disposition of 0 Units of LLC Interest and the shared power to dispose or to direct the disposition of 4,200,000 Units of LLC Interest.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 4,200,000 Units of LLC Interest through his indirect influence over GHL Investments and Greenwich Holdings, the shares of which are indirectly held in the Trusts, constituting in the aggregate 21.3% of the outstanding Units of LLC Interest based upon 4,200,000 Units of LLC Interest outstanding. The beneficiaries of the Trusts are certain members of Mr. Fredriksen’s family. Mr. Fredriksen disclaims beneficial ownership of the 4,200,000 Units of LLC Interest beneficially owned by GHL Investments and Greenwich, except to the extent of his voting and dispositive interests in such Units of LLC Interest. Mr. Fredriksen has no pecuniary interest in the 4,200,000 Units of LLC Interest beneficially owned by GHL Investments and Greenwich.

(c)	Except as disclosed in this Amendment No. 1 to the Schedule 13D, the Reporting Persons have not effected any transaction in the Units of LLC Interest of the Issuer during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Units of LLC Interest beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

On May 5, 2020, GHL Investments was issued 1,400,000 Units of LLC Interest of the Issuer for an aggregate purchase price of $14,000,000 pursuant to the Capital Commitment.

Item 7.	Material to be Filed as Exhibits.

There are no material changes to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020	GHL INVESTMENTS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

GREENWICH HOLDINGS LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

C.K. LIMITED

	By:	/s/ Spyros Episkopou
	Name:	Spyros Episkopou
	Title:	Director

JOHN FREDRIKSEN*

/s/ John Fredriksen
John Fredriksen*

* The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).